Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the period ending March 31, 2005

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

Investor Information

Transfer Agent & Registrar
For American Depository Shares (ADS) traded on the New York Stock Exchange:

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone +1 646 885 3300

Auditors
PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich Switzerland
Telephone +41 1 630 1111
Fax +41 1 630 1115

Stock Trading

Converium Holding AG common shares are traded on the SWX Swiss Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First three months of 2005
SWX Swiss Exchange (CHF)	High	12.20	Low	10.05
New York Stock Exchange (USD)	High	5.18	Low	4.44

First listed

December 11, 2001 SWX Swiss Exchange and New York Stock Exchange

Investor Relations Contact
Zuzana Drozd
Head of Investor Relations
Phone +41 1 639 9120
E-mail zuzana.drozd@converium.com

4	Financial highlights

5	The Converium share

7	Management’s discussion and analysis of financial condition and results of operations

11	Business development

19	Cautionary note regarding forward-looking statements

20	Statements of (loss) income

21	Balance sheets

22	Statements of cash flows

23	Statement of changes in equity

24	Schedule of segment data

25	Notes to the financial statements

Financial highlights

	Three months ended March 31,
(US$ million, except per share information)	2005	2004

Gross premiums written	717.5	1,383.6
Net premiums written	704.9	1,298.6
Net premiums earned	688.8	993.0
Total investment results	81.5	81.8
(Loss) income before taxes	-65.6	86.4
Net (loss) income	-61.8	65.7
Basic (loss) earnings per share (1)	-0.42	0.83
Annualized return on equity (2)	-14.4%	12.6%
Ongoing non-life business loss ratio	87.4%	69.7%
Ongoing non-life business underwriting expense ratio	21.9%	20.5%
Ongoing non-life business administration expense ratio	6.4%	2.8%
Ongoing non-life business combined ratio	115.7%	93.0%

	March 31, 2005	December 31, 2004

Total equity	1,580.8	1,720.2
Total underwriting reserves, net of reinsurance	9,296.1	9,297.2
Total invested assets	7,805.4	7,804.4
Book value per share	10.80	11.76

(1)	For the first quarter of 2004 the figure has been restated to reflect the facts of the Rights Offering that occurred in October of 2004.

(2)	Defined as net (loss) income (after-tax) divided by shareholders’ equity at the beginning of the period, annualized.

The Converium share and ADS

In the first quarter 2005, Converium shares and ADSs clearly outperformed the Bloomberg Insurance Indices due to a recovery from lows in October 2004. This recovery was fueled by significant changes in major shareholders since last year’s Rights Offering and some speculations around the stock. As at the beginning of 2005, Converium’s shareholder split was made up of approximately 30% UK, Swiss and US institutional investors, respectively.

Converium's performance vs. European insurance index January - March 2005 in %
120
115
110
105
100
95
90
85
80
03.01.2005
17.01.2005
31.01.2005
14.02.2005
28.02.2005
14.03.2005
28.03.2005
Converium Registed Share
Bloomberg European Insurance Index

Converium's performance vs. US insurance index January - March 2005 in %
120
115
110
105
100
95
90
85
80
03.01.05
17.01.05
31.01.05
14.02.05
28.02.05
14.03.05
28.03.05
Converium ADS
Bloomberg US Insurance Index

SWX Swiss Exchange
Share price as at March 31, 2005 in CHF	11.25
Average daily trading volume in 2005	1,834,448
Market capitalization as at March 31, 2005 in CHF	1,650,256,448
Book value per share as at March 31, 2005 in CHF	12.87

New York Stock Exchange
ADS price as at March 31, 2005 in US$	4.69

Major shareholders

In accordance with the notification requirements as set by the SWX Swiss Exchange, the following significant share holdings were notified to Converium Holding AG as of March 31, 2005:

•	Capital Group Companies Inc., Los Angeles, California, United States: 5.34% (date of notification August 5, 2004)

•	Odey Asset Management LLP, London, United Kingdom: 11.2% (date of notification March 4, 2005)

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.

Overview

Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.

We offer a broad range of mostly traditional non-life and life reinsurance products to help our target clients efficiently and effectively manage capital and risks. In non-life reinsurance, our lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.

In 2004, we placed Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America, we continue to provide service under existing remaining contracts issued by CRNA until they expire or are terminated. We still offer reinsurance for attractive US-originated business to a limited number of select accounts. This business is underwritten and managed through Converium AG, Zurich. We are actively commuting CRNA’s liabilities wherever appropriate.

In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business will be organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both life and non-life, originating from CRNA and Converium Insurance (North America) Inc., excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions. As well as reporting individual segment results, management also present the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, referred to later in this discussion as ongoing non-life business, as these are both non-life segments, the aggregation of which management consider meaningful, in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis.

Results of operations

	Three months ended March 31,
(US$ million)	2005	2004
(Loss) income before taxes	-65.6	86.4

Net realized capital (losses) gains	-0.7	9.2

Amortization of intangible assets	-7.0	-0.7

Restructuring costs	-10.1	—

Pre-tax operating (loss) income	-47.8	77.9

Net (loss) income	-61.8	65.7

For the three months ended March 31, 2005 we reported a net loss of US$ 61.8 million versus net income of US$ 65.7 million for the same period in 2004. This decline is primarily due to the net loss of US$ 32.5 million from winter storm Erwin that occurred in the first quarter of 2005, the commutation of certain retrocession contracts which had a negative effect of US$ 40.0 million, net strengthening of prior years’ loss reserves of US$ 10.4 million, including US$ 10.9 million relating to the US/Caribbean hurricanes that occurred in late 2004 and costs of US$ 10.1 million associated with our organizational and operational restructuring. Our resulting ongoing non-life business combined ratio was 115.7% for the three months ended March 31, 2005, compared to 93.0% in the same period of 2004.

We reported a pre-tax operating loss (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of intangible assets and restructuring costs) of US$ 47.8 million for the three months ended March 31, 2005 versus pre-tax operating income of US$ 77.9 million for the same period in 2004. This decrease in the pre-tax operating income was primarily due to an increased ongoing non-life business combined ratio and was partially offset by an increase in net investment income. We use pre-tax operating results to measure the performance of our underlying reinsurance operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill, impairment and restructuring costs.

For the three months ended March 31, 2005, gross premiums written decreased 48.1%, net premiums written decreased 45.7% and net premiums earned decreased 30.6%. The decrease in gross and net premiums written was caused by the placement of CRNA into orderly run-off and ratings downgrades, both of which occurred in 2004, resulting in clients canceling their business or reducing their shares with us. Despite the decrease in premiums, there was still some growth in Property, Agribusiness, and across some lines of business within Life & Health Reinsurance segment resulting from increased shares in existing business and new client relationships.

We had net realized capital losses of US$ 0.7 million for the three months ended March 31, 2005 versus net realized capital gains of US$ 9.2 million for the same period in 2004.

Other loss for the three months ended March 31, 2005 was US$ 7.8 million as compared to US$ 0.1 for the same period of 2004.

The components of net (loss) income are described below.

Reinsurance results

	Three months ended March 31,		% change 2005 over
(US$ million)	2005	2004	2004
Gross premiums written	717.5	1,383.6	-48.1%

Net premiums written	704.9	1,298.6	-45.7%

Net premiums earned	688.8	993.0	-30.6%

Net premiums written decreased in the three months ended March 31, 2005 over the same periods in 2004 largely due to the reduction in business volume caused by:

•	The placement of CRNA into orderly run-off in 2004.

•	The ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us.

For the three months ended March 31, 2005, net premiums written in the Standard Property & Casualty Reinsurance decreased by US$ 196.5 million or 32.8% and Specialty Lines decreased by US$ 168.0 million or 51.9%. Conversely net premiums written in the Life & Health Reinsurance segment grew by US$ 2.6 million or 2.3%. On a consolidated basis we ceded 1.8% and 6.1% of our gross premiums written for the three months ended March 31, 2005 and 2004, respectively.

Net premiums earned for the three months ended March 31, 2005 decreased at a slower rate than corresponding net premiums written as premiums are still being earned from business written in prior underwriting years.

See “Business development” for further information by line of business.

	Three months ended March 31,		% change 2005
(US$ million)	2005	2004	over 2004
Losses, loss adjustment expenses and life benefits	-585.8	-720.9	-18.7%

Ongoing non-life business loss ratio (to net premiums earned)	87.4%	69.7%	17.7pts

Our losses, loss adjustment expenses and life benefits incurred decreased and our ongoing non-life business loss ratio increased for the three months ended March 31, 2005 as compared to the same periods of 2004. Included in this increase is the impact of winter storm Erwin, which resulted in pre-tax net losses in the amount of US$ 32.5 million, the commutation of certain retrocession contracts with a negative effect on losses of US$ 38.7 million and net strengthening of prior years’ loss reserves of US$ 10.4 million, including US$ 10.9 million on the US/Caribbean hurricanes that occurred in late 2004.

Reserve development

In the first quarter of 2005, we strengthened prior years’ loss reserves by net US$ 10.4 million. The development of prior years’ reserves consisted of positive development of US$ 10.2 million in the Standard Property & Casualty Reinsurance segment offset by strengthening of prior years’ reserves of US$ 4.2 million in the Specialty Lines segment and US$ 16.4 million in the Run-Off segment.

In the first quarter of 2004, the reserve volatility of old underwriting years resulted in net strengthening of prior years’ loss reserves of US$ 43.0 million, The development of prior years’ reserves consisted of positive development of US$ 4.0 million in the Standard Property & Casualty Reinsurance segment and US$ 19.1 million in the Specialty Lines segment offset by strengthening of prior years’ reserves of US$ 66.1 million in the Run-Off segment.

Our net loss for the September 11th terrorist attacks is capped at US$ 289.2 million by Zurich Financial Services.

Commutations

Based on the developments of 2004, we placed CRNA into orderly run-off and started to implement and execute a commutation strategy. Commutations can accelerate the realization of profit inherent in long tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. As of March 31, 2005 we have not concluded further material commutations with our cedents.

Retrocessional risk management

As part of our risk management process we regularly evaluate the recoverability of our reinsurance assets taking into account all public domain information including the current rating of our retrocessionaires. If there are genuine concerns about a retrocessionaires ability to pay future claims we may enter into negotiations to commute retrocessionaires’ obligations in respect of future claims. In this type of transaction the reinsurance recoverables which are included in underwriting reserves on the balance sheet and reflect the full nominal value of expected future claims recoveries are reduced to zero in exchange for commutation payments, which reflect the time value of money on the commuted reserves in question. In such a transaction we suffer an underwriting loss in the quarter that the transaction takes place due to the value of the discount in respect of future expected cash flows, but avoid future concerns about the recoverability of our reinsurance assets including potential bad debt provisions. Additionally, we will benefit from additional investment income on cash received and/or reduced interest expense related to any funds held balance.

As a result of our risk management monitoring process, we reached a decision in the first quarter of 2005 to commute the obligations of one of our retrocessionaire’s due to deterioration in that company’s rating and concerns about the future ownership and prospects of the company. As a result we commuted certain retrocession contracts with reinsurance recoverables in the amount of US$ 100.1 million for a commutation settlement of US$ 60.1 million, which generated a negative impact of US$ 40.0 million on the net results in the first quarter of 2005, US$ 38.7 million of which is in losses. This negative impact reflects the long-tail nature of the expected future claims payment patterns in respect of the line of business concerned.

	Three months ended March 31,		% change 2005
(US$ million)	2005	2004	over 2004
Underwriting acquisition costs	-160.4	-207.9	-22.8%

Operating and administration expenses	-56.9	-51.0	11.6%

Ongoing non-life business underwriting expense ratio (to net premiums earned)	21.9%	20.5%	1.4pts

Ongoing non-life business administration expense ratio (to net premiums written)	6.4%	2.8%	3.6pts

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. For the three months ended March 31, 2005 our underwriting acquisition costs decreased while our ongoing non-life business underwriting expense ratio slightly increased caused by our expenses decreasing at a slower rate than earned premiums in the first quarter of 2005 versus the same period in 2004. In addition, this development was due to a change in the mix of business from non-proportional to proportional business, which generally has higher underwriting expenses. The ongoing non-life business underwriting expense ratio increased as underwriting costs have declined more slowly than premiums, as compared to the same period in 2004.

Operating and administration expenses increased for the three months ended March 31, 2005 over the same period in 2004 primarily due to additional costs of US$ 6.6 million resulting from the retention plans related to our restructuring and the weakening of the US dollar. The ongoing non-life business administration expense ratio increased for the three months ended March 31, 2005 as compared to the same period of 2004 due to the relative stability of our cost basis against the reduction in premium volume resulting from the placement of CRNA into orderly run-off and ratings downgrades, both of which occurred in 2004.

Investment results

	Three months ended March 31,
(US$ million)	2005	2004
Investment income:
Fixed maturities	53.9	46.2

Equity securities	1.2	2.1

Funds Withheld Asset	16.9	20.3

Other, net of expenses	10.2	4.0

Net investment income	82.2	72.6

Average annualized net investment income yield (pre-tax)	3.9%	3.7%

Net realized capital (losses) gains	-0.7	9.2

Total investment results	81.5	81.8

Average annualized total investment income yield (pre-tax)	3.9%	4.1%

Change in net unrealized gains (losses) (pre-tax)	-54.2	62.3

Total investment return (pre-tax)	27.3	144.1

Average annualized total investment return (pre-tax)	1.3%	7.3%

Average total invested assets (including cash and cash equivalents)	8,322.2	7,906.1

Investment results are an important part of our overall profitability. Our net investment income increased for the three months ended March 31, 2005 as compared to the same period in 2004. The increase largely resulted from growth in invested assets over 2004, as well as an allocation shift from equity securities to fixed income securities in mid-2004.

Our average annualized net investment income yield (pre-tax) was 3.9% for the three months ended March 31, 2005, as compared to 3.7% for the same period of 2004. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents).

Our average annualized total investment income yield (pre-tax) was 3.9% for the three months ended March 31, 2005, as compared to 4.1% for the same period of 2004, as we realized US$ 9.2 million of net capital gains in 2004.

Our average annualized total investment return (pre-tax) was 1.3% for the three months ended March 31, 2005 as compared to 7.3% for the same period of 2004. The total return for the quarter has been adversely impacted by the increase in interest rates, which triggered negative changes in the unrealized capital positions.

We recorded US$ 2.1 million and US$ 1.1 million of impairment charges for the three months ended March 31, 2005 and 2004, respectively.

Other

	Three months ended March 31,
(US$ million)	2005	2004
Other loss	-7.8	-0.1

Interest expense	-7.9	-7.8

	Three months ended March 31,
(US$ million)	2005	2004
Amortization of intangible assets	-7.0	-0.7

Restructuring costs	-10.1	—

Income tax benefit (expense)	3.8	-20.7

Other loss for the three months ended March 31, 2005 was US$ 7.8 million as compared to US$ 0.1 million for the same period of 2004. The increase in other loss is primarily driven by the cost of US$ 3.8 million related to the cost of letters of credit as well as US$ 1.3 million relating to the commutation of certain retrocession contracts.

Interest expense remained relatively stable for the three months ended March 31, 2005 as compared to the same periods in 2004. This expense includes the April 2005 interest payment on CRNA’s 7 1/8% senior debt note. Prior to this Converium Holdings (North America) Inc. received a capital contribution from Converium AG.

Amortization of intangible assets was US$ 7.0 million for the three months ended March 31, 2005 as compared to US$ 0.7 million for the same period in 2004. This amortization relates to the intangible asset for Global Aerospace Underwriting Managers Limited (“GAUM”).

The placement of CRNA into orderly run-off and the ratings downgrade, both of which occurred in 2004, resulted in a reduction of premium volume and subsequently the need to reduce our cost base globally going forward. As a result, we notified certain of our employees that their employment would be terminated. For the three months ended March 31, 2005, US$ 10.1 million has been expensed related to the costs associated with these global restructurings, of which US$ 4.0 million were attributable to the Standard Property & Casualty Reinsurance segment, US$ 4.2 million were attributable to the Specialty Lines segment, US$ 1.1 million were attributable to the Life & Health Reinsurance segment and US$ 0.8 million were attributable to the Run-Off segment.

In addition, as a result of the global restructuring, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the effective date of the transfer to be July 1, 2005. Office space in Zurich is also under review. Associated costs will be recorded as restructuring costs.

Our effective tax rate was -5.8% for the first quarter of 2005 as compared to 24.0% for the same period in 2004. The tax benefit for the first quarter is at a lower effective tax rate due to the adverse impact of a revision to the tax status of the Bermuda branch and the increase of the valuation allowance on existing losses carried forward, partially offset by the decrease of deferred tax liabilities.

Business development

In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Converium’s business will be organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business originating from CRNA and Converium Insurance (North America) Inc., excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions. Prior year figures have been restated to reflect the new segment reporting structure.

The following table compares Converium’s segment results for the three months ended March 31, 2005 and 2004 and reconciles segment results to (loss) income before taxes:

	Three months ended March 31,
(US$ million)	2005	2004
Segment income (loss):
Standard Property & Casualty Reinsurance	2.4	48.2

Specialty Lines	-29.6	49.3

Life & Health Reinsurance	6.2	1.7

Run-Off	-4.6	5.4

Corporate center	-7.2	-9.6

Total segment (loss) income	-32.8	95.0

Other loss	-7.8	-0.1

	Three months ended March 31,
(US$ million)	2005	2004
Interest expense	-7.9	-7.8

Amortization of intangible assets	-7.0	-0.7

Restructuring costs	-10.1	—

Net (loss) income before taxes	-65.6	86.4

Standard Property & Casualty Reinsurance

	Three months ended March 31,		% change 2005
(US$ million)	2005	2004	over 2004
Gross premiums written	412.5	633.9	-34.9%

Net premiums written	402.9	599.4	-32.8%

Net premiums earned	242.0	372.0	-35.0%

Total investment results	27.0	26.4

Segment income	2.4	48.2

Loss ratio non-life	80.3%	69.6%

Underwriting expense ratio non-life	22.0%	19.7%

Administration expense ratio non-life	4.7%	3.0%

Combined ratio non-life	107.0%	92.3%

Retention ratio (net premiums written divided by gross premiums written)	97.7%	94.6%

Standard Property & Casualty Reinsurance reported segment income of US$ 2.4 million and US$ 48.2 million the three months ended March 31, 2005 and 2004, respectively. The decrease in segment income in 2005 was primarily attributable to the following:

•	The impact of winter storm Erwin, which resulted in net pre-tax losses in the amount of US$ 32.5 million, net of US$ 3.0 million in reinstatement premium, during the first quarter of 2005, versus the absence of any major natural catastrophes in the first quarter of 2004.

•	Further net loss development of US$ 7.4 million from the US/Caribbean hurricanes that occurred in late 2004.

•	Reduction in premium volume as described below.

Standard Property & Casualty Reinsurance recorded US$ 10.2 million of positive development of prior years’ reserves in the first quarter of 2005. The positive development primarily consisted of US$ 7.5 million in Property (net of US$ 7.2 million for the US/Caribbean hurricanes that occurred in late 2004).

For the three months ended March 31, 2005, gross premiums written decreased 34.9% to US$ 412.5 million, net premiums written decreased 32.8% to US$ 402.9 million and net premiums earned decreased 35.0% to US$ 242.0 million. Premium volume in the first quarter of 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. The reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:

•	Motor (decreased by 53.7% or US$ 138.9 million to US$ 119.6 million), largely reflecting reduced writings in the United Kingdom and France book of business due to profitability considerations as well as ratings downgrades in 2004;

•	General Third Party Liability (decreased by 45.3% or US$ 50.6 million to US$ 61.0 million), which decreased as a result of the cancellation of business and reduced shares in current business due to the ratings downgrades in 2004 as well revisions to premium estimates on our London Market North America and United Kingdom book of business; and

•	Personal accident (assumed from non-life insurers) (decreased by 43.4% or US$ 9.6 million to US$ 12.5 million), which decreased as a result of the cancellation or non-renewal of business and reduced shares in current business due to the ratings downgrades in 2004.

These decreases were offset by an increase in net premiums written within the Property line of business, which increased by 3.9% or US$ 7.8 million to US$ 209.8 million due to new business written and an increase in shares of current business.

Our underwriting expense ratio increased in 2005 due to a change in the mix of business from non-proportional to proportional, which generally carries higher underwriting expenses.

Specialty Lines

	Three months ended March 31,		% change 2005
(US$ million)	2005	2004	over 2004
Gross premiums written	154.5	347.8	-55.6%

Net premiums written	155.4	323.4	-51.9%

Net premiums earned	292.4	282.0	3.7%

Total investment results	31.0	33.3

Segment (loss) income	-29.6	49.3

Loss ratio non-life	93.2%	69.9%

Underwriting expense ratio non-life	21.8%	21.6%

Administration expense ratio non-life	10.7%	2.5%

Combined ratio non-life	125.7%	94.0%

Retention ratio (net premiums written divided by gross premiums written)	n.m.	93.0%

n.m. – not meaningful

Specialty Lines reported a segment loss of US$ 29.6 million for the three months ended March 31, 2005 as compared to segment income of US$ 49.3 million for the same period in 2004. The decrease in segment income in the first quarter of 2005 was primarily attributable to the following:

•	Net strengthening of prior years’ reserves of US$ 4.2 million. Contained within the net strengthening of prior years’ reserves is US$ 3.5 million related to the US/Caribbean hurricanes that occurred in late 2004, primarily in Aviation and Engineering.

•	The commutation of certain retrocession contracts which had a negative effect on losses of US$ 38.7 million.

•	Reduction in premium volume as described below.

For the three months ended March 31, 2005, gross premiums written decreased 55.6% to US$ 154.5 million, net premiums written decreased 51.9% to US$ 155.4 million and net premiums earned increased 3.7% to US$ 292.4 million. Premium volume in the first quarter of 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. For the three months ended March 31, 2005, the reduction in net premiums written in the Specialty Line segment by line of business included:

•	Aviation & Space (decreased by 78.5% or US$ 75.9 million to US$ 20.8 million);

•	Credit & Surety (decreased by 48.7% or US$ 19.0 million to US$ 20.0 million);

•	Professional Liability and other Special Liability (decreased by 41.1% or US$ 42.7 million to US$ 61.1 million);

•	Engineering (decreased by 39.9% or US$ 17.0 million to US$ 25.6 million); and

•	Marine & Energy (decreased by 29.1% or US$ 10.2 million to US$ 24.9 million).

These decreases were offset by an increase in net premiums written in the Agribusiness line of business, which increased by US$ 5.8 million to US$ 6.6 million.

Life & Health Reinsurance

	Three months ended March 31,		% change 2005
(US$ million)	2005	2004	over 2004
Gross premiums written	117.1	119.2	-1.8%

Net premiums written	113.8	111.2	2.3%

Net premiums earned	81.1	67.7	19.8%

Total investment results	6.0	4.7

Segment income	6.2	1.7

Underwriting expense ratio non-life	33.4%	17.4%

Administration expense ratio non-life	3.5%	2.7%

Retention ratio (net premiums written divided by gross premiums written)	97.2%	93.3%

Life & Health Reinsurance reported segment income of US$ 6.2 million and US$ 1.7 million for the three months ended March 31, 2005 and 2004, respectively. Technical result for the three months ended March 31, 2005 was US$ 6.0 million compared to US$ 1.3 million for the same period in 2004. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest.

The segment income in 2005 was primarily attributable to the expansion of existing reinsurance transactions in Continental Europe, which was partially offset by negative development of US$ 1.5 million related to the tsunami that occurred in late 2004.

For the three months ended March 31, 2005, gross premiums written decreased 1.8% to US$ 117.1 million, net premiums written increased 2.3% to US$ 113.8 million and net premiums earned increased 19.8% to US$ 81.1 million.

•	For the three months ended March 31, 2005, net premiums written growth in the Life & Health Reinsurance segment was primarily in Life and Disability reinsurance which increased by 16.8% or US$ 12.6 million to US$ 87.7 million primarily due to the expansion of existing reinsurance transactions as well new business being written.

This increase was offset by a decrease of 27.7% or US$ 10.0 million in net premiums written to US$ 26.1 million in the Accident and Health line of business due to the cancellation of contracts where the overall performance was not in-line with our profitability targets as well as the impact of the ratings downgrades that occurred in 2004.

Run-Off

	Three months ended March 31,		% change 2005
(US$ million)	2005	2004	over 2004
Gross premiums written	33.4	282.7	-88.2%

Net premiums written	32.8	264.6	-87.6%

Net premiums earned	73.3	271.3	-73.0%

Total investment results	17.5	17.4

Segment loss (income)	-4.6	5.4

The newly established Run-Off segment reported a segment loss of US$ 4.6 million. This result is largely attributable to a net strengthening of prior years’ loss reserves of US$ 16.4 million. The reserve strengthening primarily occurred within Professional Liability and other Special Liability and Workers’ Compensation.

Corporate Center

	Three months ended March 31,		% change 2005
(US$ million)	2005	2004	over 2004
Operating and administration expenses	-7.2	-9.6	-25.0%

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee (“GEC”), and other corporate functions. The Corporate Center costs decreased in the first quarter of 2005 primarily due to the reduced size of our GEC and its dedicated functions.

Financial Condition and Liquidity

Invested Assets

As of March 31, 2005 and December 31, 2004, total invested assets (excluding cash and cash equivalents) were US$ 7.8 billion.

As of March 31, 2005, we reported total investments including cash and cash equivalents of US$ 6,935.7 million, excluding the Funds Withheld Asset, of which (i) US$ 1,087.6 million were pledged as collateral relating to outstanding letters of credit of US$ 979.8 million of the US$ 1.6 billion Syndicated Letter of Credit Facility, (ii) US$ 976.8 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 219.4 million were pledged primarily as deposits with cedents, and (iv) US$ 581.8 million were pledged to support Converium-internal reinsurance transactions.

Our asset mix, including cash and cash equivalents, consisted of the following at March 31, 2005 and December 31, 2004:

	As of	As of
Asset Class	March 31, 2005	December 31, 2004
Fixed maturity securities (including the Funds Withheld Asset)	85.4%	82.5%

Equity securities [1]	4.1%	3.7%

Cash and short-term investments	6.4%	9.4%

Real estate and other [1] , [2]	4.1%	4.4%

Total	100.0%	100.0%

1PSP Swiss Property AG is included in Real estate and other with a market value of US$ 95.5 million as of March 31, 2005 and US$ 98.9 as of December 31, 2004.

2Included in the caption real estate and other are investments in funds of hedge funds, which had a carrying value of US$ 101.6 million as of March 31, 2005 and US$ 102.5 million as of December 31, 2004.

Fixed Maturities

As of March 31, 2005, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 5.7 billion and represented 70.3% of our total investment portfolio including cash and cash equivalents (85.4% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 60.4 million, or 1.1%, from December 31, 2004. This increase is mainly driven by the purchase of additional investments, which was partially offset by an increase in unrealized losses caused by interest rate increases.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

	Estimated fair value		Carrying value
(US$ million)	Available-for-sale	% of total	Held-to-maturity	% of total
As of March 31, 2005	(AFS)	AFS	(HTM)	HTM
Less than one year	223.6	4.6	15.9	1.9

One year through five years	2,816.5	57.4	515.5	61.5

Five years through ten years	1,008.4	20.6	277.9	33.1

Over ten years	93.7	1.9	29.5	3.5

Subtotal	4,142.2	84.5	838.8	100.0

Mortgage and asset-backed securities	616.3	12.5	—	—

Unit trust bonds	148.3	3.0	—	—

Total as of March 31, 2005	4,906.8	100.0	838.8	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of March 31, 2005,

approximately 96.4% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 83.0% was invested in AAA/Aaa rated securities.

The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

	Estimated fair value		Carrying value
(US$ million)	Available-for-sale	% of total	Held-to-maturity	% of total
As of March 31, 2005	(AFS)	AFS	(HTM)	HTM
AAA/Aaa	3,957.5	80.7	811.9	96.8

AA/Aa2	449.6	9.2	15.4	1.8

A/A2	290.4	5.9	11.5	1.4

BBB/Baa2	96.4	1.9	—	—

BB	3.0	0.1	—	—

Not rated*	109.9	2.2	—	—

Total as of March 31, 2005	4,906.8	100.0	838.8	100.0

*	Includes US$ 84.9 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA.

Equity Securities

As of March 31, 2005, our equity securities portfolio had a carrying value of US$ 434.0 million (including PSP Swiss Property AG). This represents an increase in carrying value of US$ 25.5 million, or 6.2%, from December 31, 2004, which was mainly driven by purchases of equity securities in the first quarter of 2005. Equity securities were approximately 4.1% and 3.7% of our total investment portfolio as of March 31, 2005 and December 31, 2004, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG.

Substantially all of our equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Funds Withheld Asset

The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of March 31, 2005, the Funds Withheld Asset was US$ 1,239.3 million. The decrease of US$ 65.8 million over December 31, 2004 was substantially due to paid claims.

The table below shows the distribution of the Funds Withheld Asset by currency as of March 31, 2005 and December 31, 2004.

	As of	As of
	March 31, 2005	December 31, 2004
U.S. dollar	42%	41%

U.K. pound	28%	29%

Euro	25%	25%

Japanese yen	2%	3%

Swiss franc	3%	2%

Total	100%	100%

Weighted average interest rate	5.4%	5.4%

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets was written on the Converium balance sheet and continued to be renewed, where it met Converium’s profitability targets. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Short-term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of March 31, 2005, we had short-term investments with a carrying value of US$ 154.2 million, representing 1.9% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2004 were US$ 133.3 million or 1.6% of our total investment portfolio, including cash and cash equivalents.

Real Estate and Other Investments

At March 31, 2005, we had real estate held for investment of US$ 131.6 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland. Our direct real estate portfolio represented 1.6% of our total investment portfolio, including cash and cash equivalents. At December 31, 2004, we had real estate held for investment of US$ 138.8 million, which represented 1.6% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 4.9% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 95.5 million as of March 31, 2005.

As of March 31, 2005 and December 31, 2004, we had US$ 101.6 million and US$ 102.5 million, respectively in funds of hedge funds. These investments are included under the caption “Other investments” in the balance sheet.

Premiums Receivable

We had premiums receivable of US$ 1,901.7 million at March 31, 2005 compared to US$ 2,178.0 million at December 31, 2004, a decrease of US$ 276.3 million, or 12.7%. This decrease is primarily due to reduction in business volume caused by the placement of CRNA into orderly run-off in 2004 and the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 11.0% and 14.6% of total premiums receivable at March 31, 2005 and December 31, 2004, respectively, and accrued premiums receivable represented 89.0% and 85.4%, respectively.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Converium held US$ 436.1 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit at March 31, 2005, compared to US$ 559.4 million at December 31, 2004.

As of March 31, 2005, we had reinsurance recoverables from retrocessionaires of approximately US$ 1,147.1 million on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances, compared to US$ 1,337.8 million at December 31, 2004. Allowances of US$ 38.1 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at March 31, 2005, compared to US$ 40.6 million at December 31, 2004. See Footnote 7 for additional information regarding retrocessional risk management.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense (“LAE”) reserves of US$ 8,737.2 million at March 31, 2005, compared to US$ 8,915.6 million at December 31, 2004. Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses were US$ 7,486.5 million at March 31, 2005, compared to US$ 7,546.7 million at December 31, 2004. Gross reserves for future life benefits were US$ 406.6 million at March 31, 2005 compared to US$ 407.1 million at December 31, 2004.

Shareholders’ Equity

As of March 31, 2005, we had total shareholders’ equity of US$ 1,580.8 million (US$ 10.80 per share) compared to US$ 1,720.2 million (US$ 11.76 per share) as of December 31, 2004, a decrease of US$ 139.4 million (US$ 0.96 per share). This decrease is mainly comprised of a reduction in net unrealized gains on investments, net of taxes of US$ 57.7 million, a reduction in cumulative translation adjustment of US$ 19.9 million as well as the net loss for the period of US$ 61.8 million. Book value is calculated using shares outstanding at the end of the period.

Cash Flows and Liquidity Sources

	Three months ended March 31,
(US$ million)	2005	2004
Cash provided by operating activities	13.1	228.6

Cash and cash equivalents decreased by US$ 295.3 million to US$ 369.6 million as of March 31, 2005 from US$ 664.9 million as of December 31, 2004. Our cash position decreased due the deployment of operating cash into fixed maturity securities.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 13.1 million for the three months ended March 31, 2005 compared to US$ 228.6 million for the three months ended March 31, 2004, a decrease of US$ 215.5 million, or 94.3%. This decrease was due to a reduction of new business growth as a result of the placement of CRNA into orderly run-off and the ratings downgrade, both of which occurred in 2004.

Critical Accounting Policies

Our consolidated financial statements include amounts that, either by their nature or due to requirements of accounting principles generally accepted in the United States (US GAAP), are determined using best estimates and assumptions. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately differ materially from those currently presented in our consolidated financial statements. We believe the items that require the most subjective and complex estimates are:

•	non-life loss and loss adjustment expense reserves

•	collectibility of reinsurance recoverables

•	impairments to the carrying value of individual investments within our investment portfolio

•	the valuation allowances against our net deferred tax assets

•	impairments of goodwill and other intangible assets

More information regarding the estimates and assumptions required to arrive at the amounts recorded is included in the section entitled “Critical Accounting Policies” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2004 Annual Report.

Cautionary note regarding forward-looking statements

This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect, “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:

•	The impact of the ratings changes and a further lowering or loss of one of our financial strength ratings;

•	Uncertainties of assumptions used in our reserving process;

•	Risks associated with implementing our business strategies and our capital improvement measures and the run off our North American business;

•	Cyclicality of the reinsurance industry;

•	The occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

•	Acts of terrorism and acts of war;

•	Changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

•	Actions of competitors, including industry consolidation and development of competing financial products;

•	A decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

•	A loss of our key employees or executive officers;

•	Political risks in the countries in which we operate or in which we reinsure risks;

•	The passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;

•	The impact of the SEC and New York Attorney General’s investigations of the insurance industry;

•	Changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;

•	Failure of our retrocessional reinsurers to honor their obligations;

•	Failure to prevail in any current or future arbitration or litigation; and

•	Extraordinary events affecting our clients, such as bankruptcies and liquidations.

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with a perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries

Interim statements of (loss) income (unaudited)

	Three months ended March 31
(US$ million, except per share information)	2005	2004
Revenues
Gross premiums written	717.5	1,383.6
Less ceded premiums written	-12.6	-85.0
Net premiums written	704.9	1,298.6
Net change in unearned premiums	-16.1	-305.6
Net premiums earned	688.8	993.0
Net investment income	82. 2	72.6
Net realized capital (losses) gains	-0.7	9.2
Other loss	-7.8	-0.1
Total revenues	762.5	1,074.7

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	-585.8	-720.9
Underwriting acquisition costs	-160.4	-207.9
Other operating and administration expenses	-56.9	-51.0
Interest expense	-7.9	-7.8
Amortization of intangible assets	-7.0	-0.7
Restructuring costs	-10.1	—
Total benefits, losses and expenses	-828.1	-988.3
(Loss) income before taxes	-65.6	86.4
Income tax benefit (expense)	3.8	-20.7
Net (loss) income	-61.8	65.7

Basic (loss) earnings per share	-0.42	0.83
Diluted (loss) earnings per share	-0.42	0.82

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim balance sheets

	Mar. 31,2005	Dec. 31,2004
(US$ million, except share information)	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	838.8	850.4
Available-for-sale securities:
Fixed maturities	4,906.8	4,834.8
Equity securities	434.0	408.5
Other investments	232.3	272.3
Short-term investments	154.2	133.3
Total investments	6,566.1	6,499.3
Funds Withheld Asset	1,239.3	1,305.1
Total invested assets	7,805.4	7,804.4
Other assets
Cash and cash equivalents	369.6	664.9
Premiums receivable:
Current	208.6	318.5
Accrued	1,693.1	1,859.5
Reinsurance assets:
Underwriting reserves	1,147.1	1,337.8
Insurance balances receivable, net	235.1	233.5
Funds held by reinsureds	1,751.6	1,721.3
Deferred policy acquisition costs	440.0	484.7
Deferred income taxes	73.8	78.3
Other assets	470.5	439.7
Total assets	14,194.8	14,942.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8,737.2	8,915.6
Unearned premiums, gross	1,299.4	1,312.3
Future life benefits, gross	406.6	407.1
Other reinsurance liabilities	1,154.0	1,375.3
Funds held under reinsurance contracts	243.6	379.3
Deferred income taxes	142.1	157.2
Accrued expenses and other liabilities	239.9	284.7
Debt	391.2	390.9
Total liabilities	12,614.0	13,222.4

Equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,366,897 and 146,272,886 shares outstanding, respectively)	554.9	554.9
Additional paid-in capital	1,424.2	1,430.6
Treasury stock (322,565 and 416,576 shares, respectively)	-2.8	-7.7
Unearned stock compensation	-6.0	-7.5
Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	59.0	116.7
Cumulative translation adjustments	167.5	187.4
Total accumulated other comprehensive income	226.5	304.1
Retained deficit	-616.0	-554.2
Total equity	1,580.8	1,720.2

Total liabilities and equity	14,194.8	14,942.6

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statements of cash flows (unaudited)

	Three months ended March 31
(US$ million)	2005	2004
Cash flows from operating activities
Net (loss) income	-61.8	-65.7

Adjustments for
Net realized capital losses (gains) on investments	0.7	-9.2
Amortization of premium/discount	13.8	14.1
Depreciation and amortization	14.3	5.2
Total adjustments	28.8	10.1

Changes in operational assets and liabilities
Deferred policy acquisition costs	32.0	-40.5
Reinsurance assets	181.4	12.0
Funds held by reinsureds	-72.2	-333.0
Funds Withheld Asset	42.6	77.7
Premiums receivable	279.4	-314.7
Unearned premiums, gross	2.7	278.4
Losses and loss adjustment expenses, gross	-66.7	307.5
Future life benefits, gross	-4.9	12.9
Funds held under reinsurance contracts	-113.7	-1.3
Other reinsurance liabilities	-220.1	165.4
Income taxes, net	13.6	21.0
Net changes in all other operational assets and liabilities	-28.0	-32.6
Total changes in operational assets and liabilities	46.1	152.8
Cash provided by operating activities	13.1	228.6

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-39.6
Proceeds from sales and maturities of fixed maturities available-for-sale	516.8	736.1
Purchases of fixed maturities available-for-sale	-783.5	-838.3
Cash flows from investing activities (fixed maturities)	-266.7	-141.8
Proceeds from sales of equity securities	-2.0	116.4
Purchases of equity securities	-42.2	-156.5
Cash flows from investing activities (equity securities)	-44.2	-40.1
Net increase in short-term investments	-22.6	-10.5
Proceeds from sales of other assets	29.2	—
Purchases of other assets	0.8	-9.3
Purchase of real estate held for investments	-5.2	—
Cash flows from investing activities (other)	2.2	-19.8
Net cash used in investing activities	-308.7	-201.7

Cash flows from financing activities
Net purchases of common shares	—	-2.5
Net cash used in financing activities	—	-2.5
Effect of exchange rate changes on cash and cash equivalents	0.3	9.3
Change in cash and cash equivalents	-295.3	33.7
Cash and cash equivalents as of January 1	664.9	280.8
Cash and cash equivalents as of March 31	369.6	314.5

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Consolidated statements of changes in equity (unaudited)

					Accumulated
		Additional		Unearned	other
	Common	paid-in	Treasury	stock	comprehensive	Retained	Total
(US $ million)	stock	capital	stock	compensation	income	deficit	equity
Balance, December 31, 2004	554.9	1,430.6	-7.7	-7.5	304.1	-554.2	1,720.2
Net loss	—	—	—	—	—	-61.8	-61.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-57.7	—	-57.7
Translation adjustments	—	—	—	—	-19.9	—	-19.9
Total comprehensive loss							-139.4
Releases of common shares from treasury	—	-4.9	4.9	—	—	—	—
Net amortization of stock compensation	—	-1.5	—	1.5	—	—	—
Balance, March 31, 2005	554.9	1,424.2	-2.8	-6.0	226.5	-616.0	1,580.8

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data

	Standard
	Property & Casualty				Total		Life & Health		Total
(US $ million)	Reinsurance		Specialty Lines		Non-life consolidated		Reinsurance		On-Going Business		**Run- off			Corporate Center			Total consolidated
Three months ended March 31	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005		2004	2005	2004		2005		2004
Gross premiums written	412.5	633.9	154.5	347.8	567.0	981.7	117.1	119.2	684.1	1,100.9	33.4		282.7	—	—		717.5		1,383.6
Less ceded premiums written	-9.6	-34.5	0.9	-24.4	-8.7	-58.9	-3.3	-8.0	-12.0	-66.9	-0.6		-18.1	—	—		-12.6		-85.0
Net premiums written	402.9	599.4	155.4	323.4	558.3	922.8	113.8	111.2	672.1	1,034.0	32.8		264.6	—	—		704.9		1,298.6
Net change in unearned premiums	-160.9	-227.4	137.0	-41.4	-23.9	-268.8	-32.7	-43.5	-56.6	-312.3	40.5		6.7	—	—		-16.1		-305.6
Net premiums earned	242.0	372.0	292.4	282.0	534.4	654.0	81.1	67.7	615.5	721.7	73.3		271.3	—	—		688.8		993.0
Total investment results	27.0	26.4	31.0	33.3	58.0	59.7	6.0	4.7	64.0	64.4	17.5		17.4	—	—		81.5		81.8
Revenues	269.0	398.4	323.4	315.3	592.4	713.7	87.1	72.4	679.5	786.1	90.8		288.7	—	—		770.3		1,074.8

Losses, loss adjustment expenses and life benefits	-194. 3	-258.8	-272.5	-197.0	-466.8	-455.8	-49.8	-55.9	-516.6	-511.7	-69.2		-209.2	—	—		-585.8		-720.9
Underwriting acquisition costs	-53. 3	-73.4	-63.8	-60.9	-117.1	-134.3	-27.1	-11.8	-144.2	-146.1	-16.2		-61.8	—	—		-160.4		-207.9
Other operating and administration expenses	-19.0	-18.0	-16.7	-8.1	-35.7	-26.1	-4.0	-3.0	-39.7	-29.1	-10.0		-12.3	-7.2	-9.6		-56.9		-51.0
Benefits, losses and expenses	-266.6	-350.2	-353.0	-266.0	-619.6	-616.2	-80.9	-70.7	-700.5	-686.9	-95.4		-283.3	-7.2	-9.6		-803.1		-979.8
Segment income (loss)	2.4	48.2	-29.6	49.3	-27.2	97.5	6.2	1.7	-21.0	99.2	-4.6		5.4	-7.2	-9.6		-32.8		95.0

Other loss																		-7.8		-0.1
Interest expense																		-7.9		-7.8
Amortization of intangible assets																		-7.0		-0.7
Restructuring costs																*		-10.1		—
(Loss) Income before taxes																		-65.6		86.4
income tax benefit (expense)																		3.8		-20.7
Net (loss) Income																		-61.8		65.7

At March 31, 2005

Reinsurance assets — underwriting reserves	282.3		243.1		525.4		47.0		572.4			574.7						1,147.1
Losses and loss adjustment expenses, gross	2,779.1		3,130.2		5,909.3		269.7		6,179.0			2,558.2						8,737.2
Future life benefits, gross	—		—		—		406.6		406.6			—						406.6
Ratios
Loss ratio (Losses divided by net premiums earned)	80.3%	69.6%	93.2%	69.9%	87.4%	69.7%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.0%	19.7%	21.8%	21.6%	21.9%	20.5%	33.4%	17.4%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.7%	3.0%	10.7%	2.5%	6.4%	2.8%	3.5%	2.7%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	107.0%	92.3%	125.7%	94.0%	115.7%	93.0%

*	US$ 10.1 million has been expensed related to the costs associated with global restructurings, of which US$ 4.0 million were attributable to the Standard Property & Casualty Reinsurance segment, US$ 4.2 million were attributable to the Specialty Lines segment, US$ 1.1 million were attributable to the Life & Health Reinsurance segment and US$ 0.8 million were attributable to the Run-Off segment.

**	Run-Off is comprised of business formerly reported in all three of the ongoing business segments. The prior year figures have been restated to reflect the revised segment structure.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited-continued)

1. Basis of preparation

The interim financial statements for Converium Holding AG and subsidiaries (“Converium” or “the Company”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2005, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2004. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business will be organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both life and non-life, originating from CRNA and Converium Insurance (North America) Inc., excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions. As well as reporting individual segment results, management also present the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, referred to later in the financial statements as ongoing non-life business, as these are both non-life segments, the aggregation of which management consider meaningful, in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes, and commitments and contingencies.

2. New accounting pronouncements

The following new standards have been or will be required to be adopted by Converium in the future:

SFAS 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the next fiscal year that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this statement is not expected to have a material impact on the financial condition or results of operations.

EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-1 was effective for periods beginning after June 15, 2004 and adopts a three-step impairment model for securities within its scope. In September 2004, the FASB staff issued clarifying guidance for comment in FASB Staff Position (“FSP”) EITF Issue No. 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1” (“FSP Issue No. 03-1-a”) and subsequently EITF Issue 03-1-b which delay the implementation of the impairment measurement and recognition guidance contained in paragraphs 10–20 of EITF Issue No. 03-1.

The delay in the recognition and measurement guidance contained in EITF 03-1 paragraphs 10 to 20 could potentially result in the recognition of unrealized losses, including those declines in value that are attributable to interest rate movements, as other-than-temporary impairments, except those deemed to be minor in nature. The amount of impairments to be recognized, if any, will depend on the final standard, market conditions and management’s intent and ability to hold securities with unrealized losses at the time of the impairment evaluation. The delay in of issuance of EITF Issue No. 03-1 does not suspend the requirement to recognize other-than-temporary-impairments. In the interim period the Company has applied existing authoritative guidance.

FASB Staff Position (“FSP”) FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No. 46(R)”

In March 2005, the FASB issued FASB Staff Position (“FSP”) FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R), which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. This statement will be effective for the first quarterly reporting period beginning after March 3, 2005 and is not expected to have a material impact on Converium’s financial condition or results of operations.

FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47, (“FIN 47”) Accounting for Conditional Asset Retirement Obligations which clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 is effective for the fiscal years ending after December 15, 2005 but is not expected to have a material impact on Converium’s financial condition or results of operations.

3. Restructuring costs

The placement of CRNA into orderly run-off and the ratings downgrades, both of which occurred in 2004, resulted in a reduction of premium volume and subsequently the need to reduce the global cost base going forward. As a result, Converium notified certain of its employees that their employment would be terminated. For the three months ended March 31, 2005, US$ 10.1 million has been expensed primarily related to personnel costs associated with these terminations, of which US$ 4.0 million were attributable to the Standard Property & Casualty Reinsurance segment, US$ 4.2 million were attributable to the Specialty Lines segment, US$ 1.1 million were attributable to the Life & Health Reinsurance segment and US$ 0.8 million were attributable to the Run-Off segment.

In addition, as a result of the global restructuring, a decision was made in January 2005 to vacate the primary office space in New York, New York and consolidate in the Stamford, Connecticut office space. Converium expects the effective date of the transfer to be July 1, 2005. Office space in Zurich is also under review. Associated costs will be recorded as restructuring costs.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates that have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the three months ended March 31, 2005 and 2004, respectively.

Table 4.1 Exchange rates

			Statements of (loss) income
	Balance sheets		and cash flows
	March 31, 2005	December 31, 2004	March 31, 2005	March 31, 2004
UK pound	1.8896	1.9199	1.8910	1.8365

Euro	1.2997	1.3593	1.3119	1.2499

100 Japanese yen	0.9349	0.9759	0.9576	0.9325

Danish krone	0.1745	0.1827	0.1763	0.1678

Swiss franc	0.8390	0.8794	0.8470	0.7970

5. Invested assets and investment income

Table 5.1 Net investment income

	Three months ended March 31,
(US$ million)	2005	2004
Investment income:
Fixed maturities	53.9	46.2

Equity securities	1.2	2.1

Short-term investments and cash and cash equivalents	3.3	1.0

Real estate	2.4	2.4

Other	6.7	4.0

Funds Withheld Asset	16.9	20.3

Total investment income	84.4	76.0

Investment expenses	-1.7	-3.0

Real estate expenses	-0.5	-0.4

Net investment income	82.2	72.6

Table 5.2 Net realized capital (losses) gains

	Three months ended March 31,
(US$ million)	2005	2004
Fixed maturities:
Realized capital gains	4.9	4.6

Realized capital losses	-3.6	-1.2

Equity securities:
Realized capital gains	0.1	8.5

Realized capital losses	-0.6	-0.8

Write-down of impaired investments	-2.1	-1.1

Other	0.6	-0.8

Net realized capital (losses) gains	-0.7	9.2

Cash and investments with a carrying value of US$ 274.6 million and US$ 282.1 million were deposited in trust or with regulatory authorities as of March 31, 2005 and December 31, 2004, respectively.

As of March 31, 2005, Converium reported total investments including cash and cash equivalents of US$ 6,935.7 million, excluding the Funds Withheld Asset, of which (i) US$ 1,087.6 million were pledged as collateral relating to outstanding letters of credit of US$ 979.8 million of the US$ 1.6 billion Syndicated Letter of Credit Facility, (ii) US$ 976.8 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 219.4 million were pledged primarily as deposits with cedents, and (iv) US$ 581.8 million were pledged to support Converium-internal reinsurance transactions.

Table 5.3 Investments in fixed maturities and equity securities

	Cost or amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
(US$ million)	2005	2004	2005	2004	2005	2004	2005	2004
Held-to-maturity
Fixed maturities:
Transferred in:
US government	481.3	414.2	7.4	—	-27.4	-11.3	461.3	402.9

Other governments	14.5	15.3	0.6	0.5	—	—	15.1	15.8

Newly invested:
US government	100.6	170.1	—	0.9	-2.2	-0.2	98.4	170.8

Other governments	242.4	250.8	2.6	3.7	—	—	245.0	254.5

Total held-to-maturity	838.8	850.4	10.6	5.1	-29.6	-11.5	819.8	844.0

Available-for-sale
Fixed maturities:
US government	1,762.5	1,765.6	5.0	9.1	-32.2	-11.6	1,735.3	1,763.1

Other governments	1,767.0	1,769.3	15.2	15.7	-9.7	-2.0	1,772.5	1,783.0

Corporate and other debt securities	782.9	661.1	7.0	13.4	-7.2	-2.4	782.7	672.1

Mortgage and asset-backed securities	620.7	612.2	1.5	5.7	-5.9	-1.3	616.3	616.6

Total	4,933.1	4,808.2	28.7	43.9	-55.0	-17.3	4,906.8	4,834.8

Equity securities	361.7	338.0	75.3	73.0	-3.0	-2.5	434.0	408.5

Total available-for-sale	5,294.8	5,146.2	104.0	116.9	-58.0	-19.8	5,340.8	5,243.3

6. Goodwill and other intangible assets

Goodwill was US$ 49.2 million and US$ 49.2 million, at March 31, 2005 and December 31, 2004, respectively.

At March 31, 2005 and December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in Global Aerospace Underwriting Managers Limited (“GAUM”) remained constant at GBP 13.1 million (US$ 25.2 million). Of the remaining balance of goodwill as of March 31, 2005 and December 31, 2004, US$ 24.0 million relates to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”) executed during 2000.

SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.

Other intangible assets were GBP 7.5 million (US$ 14.2 million) and GBP 11.2 million (US$ 20.6 million) as at March 31, 2005 and December 31, 2004, respectively, which relate to customer related intangible assets associated with the 30.1% investment in GAUM.

In the light of changing business circumstances associated with Converium’s S&P ratings downgrade in third quarter of 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements currently extend to September 30, 2005 with no contractual guarantee that they will be extended beyond that date. In view of this fact, during the fourth quarter of 2004 Converium reassessed the remaining useful life of the intangible asset to correspond with the date of cessation of the existing fronting agreements. As a result of this change the intangible asset amortization charge for the first quarter of 2005 is GBP 3.7 million (US$ 7.0 million) compared to a GBP 0.4 million (US$ 0.7 million) charge for the first quarter of 2004.

7. Losses and loss adjustment expenses

In the first quarter of 2005, Converium strengthened prior years’ loss reserves by net US$ 10.4 million. The development of prior years’ reserves consisted of positive development of US$ 10.2 million in the Standard Property & Casualty Reinsurance segment offset by strengthening of prior years’ reserves of US$ 4.2 million in the Specialty Lines segment and US$ 16.4 million in the Run-Off segment.

In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in net strengthening of prior years’ loss reserves of US$ 43.0 million, The development of prior years’ reserves consisted of positive development of US$ 4.0 million in the Standard Property & Casualty Reinsurance segment and US$ 19.1 million in the Specialty Lines segment offset by strengthening of prior years’ reserves of US$ 66.1 million in the Run-Off segment.

Natural catastrophes

Winter storm Erwin, which swept across Northern Europe in January 2005, resulted in net pre-tax losses for Converium in the amount of US$ 32.5 million, net of US$ 3.0 million in reinstatement premium, all of which impacted the Standard Property & Casualty Reinsurance segment.

Converium was further impacted by strengthening of prior years’ reserves from the US/Caribbean hurricanes that occurred in late 2004 in the amount of US$ 10.9 million in the first quarter of 2005, of which US$ 7.4 million impacted the Property line of business in the Standard Property & Casualty Reinsurance segment and US$ 3.5 million impacted the Aviation and Engineering lines of business in the Specialty Lines segment. This strengthening is included in the strengthening of prior years’ reserves shown above.

Retrocessional risk management

As a result of its risk management monitoring process, Converium reached a decision in the first quarter of 2005 to commute the obligations of one of its retrocessionaire’s due to deterioration in that company’s rating and concerns about the future ownership and prospects of the company. As a result Converium commuted certain retrocession contracts with reinsurance recoverables in the amount of US$ 100.1 million for a commutation settlement of US$ 60.1 million, which generated a negative impact of US$ 40.0 million on the net results in the first quarter of 2005, US$ 38.7 million of which is in losses. This negative impact reflects the long-tail nature of the expected future claims payment patterns in respect of the line of business concerned.

8. Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (“GMDB”) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.5 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

The following types of Guaranteed Minimum Death Benefits are covered:

•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.

Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and, as a consequence, Converium will be off the risk afterwards.

Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.

The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (“NAR”) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals either applied pro rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.

As of March 31, 2005, the following values were estimated as described above:

Table 8.1

(US$ million)					Gross SOP 03-1
Guarantee type	Average age	GMDB	Account Value	NAR	Reserve
Ratchet	65.7	2,039.1	1,724.8	377.1	24.4

Rollup	70.2	574.1	403.4	178.3	21.7

Rollup & ratchet	66.8	20.6	17.7	4.8	0.3

Return of premium	63.4	20.8	20.7	2.4	0.1

Reset	58.6	280.6	290.9	21.7	1.1

Reset & return of premium	60.1	127.0	128.0	7.5	0.4

Total	66.7	3,062.2	2,585.5	591.8	48.0

The table below shows the cash flow and claim reserves balances for the periods shown:

Table 8.2

	Three months ended
(US$ million)	March 31, 2005	March 31, 2004
Received reinsurance premium, net of commission and brokerage	1.1	1.3

Paid losses	3.6	4.1

	As of March 31, 2005	As of December 31, 2004
Claim reserves (including case reserves and IBNR)	7.6	4.9

9. Income taxes

Converium’s effective tax rate was -5.8% for the first quarter of 2005 as compared to 24.0% for the same period in 2004. The tax benefit for the first quarter is at a lower effective tax rate due to the adverse impact of a revision to the tax status of the Bermuda branch and the increase of the valuation allowance on existing losses carried forward partially offset by the decrease of deferred tax liabilities.

10. Employee benefits

The following table shows the net periodic benefit expense for the three months ended March 31, 2005 and 2004.

Table 10.1 Net periodic benefit expense

	Three months ended March 31
(US$ million)	2005	2004
Service cost	2.2	2.3

Interest cost	0.9	0.8

Expected return on plan assets	-1.0	-0.8

Employee contributions	-0.8	-0.8

Amortization of transition obligation	—	—

Amortization of actuarial (gains) losses	0.2	—

Amortization of past service cost	-0.1	-0.1

Net periodic benefit expense	1.4	1.4

The expected future cash flow in 2005 to be paid by Converium in respect of pension plans at March 31, 2005 was as follows:

Table 10.2 Expected future cash flow

(US$ million)
Employer contributions
2005 (estimate)	5.0

11. Commitments and contingencies

Converium Rückversicherung (Deutschland) AG, Germany has an outstanding commitment of Euro 30 million (US$ 39.0 million) to fund an investment in a Morgan Stanley Real Estate Fund (Eurozone Office Fund), a Fonds Commun de Placement under Luxembourg Law. The manager can call this commitment at any time during the commitment period to fund working capital needs or the purchase of new investments. As of March 31, 2005 the capital called totaled Euro 10.8 million (US$ 14.0 million).

Superior National Matters

On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the California Insurance Commissioner (the “Commissioner”) relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA. The Commissioner had initiated this action in Superior Court of the State of California, County of Los Angeles, on behalf of the Superior National Insurance Companies in Liquidation (“SNICL”).

The complaint alleged several counts, including voidable preferences and fraudulent transfers, the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appeared to arise out of CIC transactions, not CRNA or CINA transactions. As part of the transactions which effectively spun-off CRNA and CINA from ZFS, ZFS agreed to indemnify CRNA and CINA for liabilities arising out of or related to the assets not assumed by or transferred to CRNA and CINA in the separation from ZFS. The principal claim brought against CRNA appeared to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the complaint did in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. As best as could be discerned, the liquidator was apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus this commutation constituted a fraudulent transfer. All the claims, though, were never well defined and no discovery was ever undertaken to better elucidate them.

Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. As a result, CIC’s main performance under the settlement is now due 90 days from entry of the approval order. After that period has expired and CIC has performed, dismissals of the case are expected to be entered.

U.S. Life Insurance Company arbitration

The arbitration initiated on November 29, 1999 by U.S. Life Insurance Company (“U.S. Life”) against Superior National Insurance Company in Liquidation (“SNICIL”), CINA and CIC, which was previously reported, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. U.S. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the US District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the US District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the US District Court of the Southern District of New York, Converium Germany sent Canada Life a request to arbitrate. Following the organizational meeting of the arbitrators on October 8, 2003, the discovery and deposition began. The hearing is expected to take place in the third quarter of 2005. Meanwhile, the arbitration panel ordered Converium Germany to post pre-award security in the form of a Letter of Credit in the amount of US$ 66.0 million, which Converium Germany has complied with.

Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.

Class Action Lawsuits

On January 21, 2005, Bassin v. Converium Holding AG, et al., 04 CV 08295, a class action lawsuit against Converium and certain officers and directors was voluntarily dismissed, without prejudice, by the plaintiff in that action. There have been no material developments on the remaining class action lawsuits. Full disclosure on all class action lawsuits can be found in the 2004 Annual Report.

12. Regulation

United States

As a result of the reserve strengthening Converium recorded in the second quarter of 2004 and the placement of CRNA into orderly run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval. The restrictions will continue until March 15, 2006, at which time the Department will reassess the financial condition of CRNA.

13. (Loss) earnings per share

Converium Holding AG has not purchased any shares for the three months ended March 31, 2005 related to share-based compensation plans.

The following shows the components of the (loss) earnings per share calculation:

	Three months ended March 31,
(in US$ million, except per share information)	2005	2004
Net (loss) income	-61.8	65.7

Average basic shares outstanding (millions)	146.3	39.9

Average diluted shares outstanding (millions)	147.4	40.4

Basic (loss) earnings per share	-0.42	0.83

Diluted (loss) earnings per share	-0.42	0.82

The earnings per share calculation is based on an adjusted number of average shares outstanding (reflecting the Rights Offering that occurred in October 2004) and the March 31, 2004 amounts have been restated accordingly.

Diluted (loss) earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased, if dilutive, to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options.

14. Subsequent Events

MBIA

CRNA has received subpoenas from the New York Attorney General’s Office and the Securities and Exchange Commission seeking information relating to reinsurance transactions with MBIA concerning the 1998 bankruptcy of Allegheny Health, Education and Research Foundation. CRNA intends to fully cooperate with the New York Attorney General’s Office and the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Terry Clarke

Name: Terry Clarke
Title: Chief Executive Officer, Converium Holding AG

By:	/s/ Andreas Zdrenyk

Name: Andreas Zdrenyk
Title: Chief Financial Officer, Converium Holding AG

Date:	May 12, 2005